Mail Stop 6010

April 30, 2008

Mr. Miles D. White
Chairman and Chief Executive Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

> **Re:** **Abbott Laboratories**
> **Form 10-K for Fiscal Year ended December 31, 2007**
> **Filed February 19, 2008**
> **File No. 001-02189**

Dear Mr. White:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 1. Business

International Operations, page 8

1. We note your disclosure that you market products in approximately 130 countries through affiliates and distributors. In a supplemental response, please advise us as to whether you conduct business with Sudan, Iran, Syria, North Korea, or Cuba.

Mr. Miles D. White
Abbott Laboratories
April 30, 2008
Page 2


Item 15.  Exhibits, Financial Statement Schedules

2.  We note that you have described your acquisition agreement regarding Kos
    Pharmaceuticals Inc., but did not file it as an exhibit.  Please file this agreement as
    an exhibit or provide us with an analysis supporting your determination that the
    agreement is not required to be filed pursuant to Item 601 (b)(10) of Regulation S-
    K.  Please note that if this agreement was filed previously, you may amend your
    Form 10-K to incorporate the previously-filed agreement by reference.

*        *        *        *        *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please provide us any requested information. Detailed
cover letters greatly facilitate our review. Please file the letter on EDGAR under the form
type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please do not hesitate to contact Rose Zukin at (202) 551-3239 or me at (202)
551-3715 if you have questions regarding the comments and related matters.

Sincerely,


Jeffrey Riedler
Assistant Director